

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 10, 2009

Ms. Li Hua Wang
Chief Financial Officer, NF Energy Savings Corporation of America
21-Jia Bei Si Dong Road, Tie Xi Qu
Shenyang, P. R. China 110021

Re: **NF Energy Savings Corporation of America**
Form 10-K for the year ended December 31, 2008
File No. 0-50155

Dear Ms. Wang:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Critical Accounting Policies

Revenue Recognition, page 20

1. Please tell us and enhance the discussion of your revenue recognition policies in future filings to more fully describe the nature of your products, services, and projects, including the average time-periods over which each revenue source generally occurs. Please specifically address whether product deliveries and services occur over extended time-periods, are conditional on future product deliveries and services (or anything else), or require customer approval. If there are any conditions or if customer approval is required, please explain to us why you believe recognizing revenue upon delivery or upon completion of the service is appropriate.

Accounts receivable, page 21

2. We note the significant period of time that accounts receivable remain outstanding based on the balance of accounts receivable relative to revenues. Given the significance of your accounts receivable balances, please tell us and enhance your disclosures in future filings to fully explain the payment terms for your accounts receivable from each source of revenue. You should fully explain why accounts receivable are outstanding for such extended time-periods. You should also address the impact of your accounts receivable balance on your liquidity and the potential risks and uncertainties related to such extended payment terms on your financial statements.

Item 9A(T). Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 54

3. We note your statement "that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please confirm to us and revise future annual and quarterly filings to state, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are "effective at the reasonable assurance level". Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Exhibits 31.1 and 32.2

4. We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in the Form 10-K for the year ended December 31, 2008 and in exhibits 31.1 and 31.2 to the Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009. Please confirm that these individuals certified the reports in their personnel capacity and remove their titles from the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in future filings.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief